January 30, 2007

Yellowcake Signs LOI to Joint Venture Majority Interest in Baggs Uranium Property, Wyoming

Yellowcake Mining Inc. (OTCBB: YCKM) (“Yellowcake”), is pleased to announce that it has entered into a binding letter of intent with Strathmore Minerals Corp. (“Strathmore”) on The Baggs, Juniper Ridge Project (Red Creek Claims and associated State of Wyoming Lease) uranium properties in Wyoming, USA. Strathmore will option an 80% interest in the Baggs Properties to Yellowcake and will provide Yellowcake with the data package relative to the Baggs Properties. The property encompasses approximately 3,200 acres and over 2,000 historical drill holes have identified a potential resource.

William Tafuri, director of Yellowcake, commented: “This agreement represents a great opportunity for Yellowcake. Having the opportunity to develop this project and to have a joint venture partner like Strathmore is very instrumental to our success.”

Under the terms of the transaction, Yellowcake will:

1.	issue 9,000,000 shares to Strathmore upon closing;
2.	pay $100,000 USD upon closing, and $100,000 USD on the subsequent anniversary dates for 4 years for a total obligation of $500,000 USD;
3.

spend $1.6 million USD per year for a period of 5 years for a total commitment of $8 million USD. Yellowcake will earn 50% of the optioned interest upon spending $4 million USD and earn the remaining 50% optioned interest upon spending the additional $4 million USD; and

4.	pay a Royalty payment of 3% on the optioned portion on all future production.

Yellowcake will also finance the evaluation of the Strathmore Texas Database (also known as the Conoco files) which contains information regarding uranium prospects in Texas. Yellowcake will be obligated to fund any additional land leases to be acquired. Subsequently, Strathmore and Yellowcake will be 50/50 partners in the development of the identified targets resulting from the database.

Additionally, in order to fund its initial commitments of the transaction, Yellowcake will arrange for a financing of $4 million USD at $1.00 per unit, with each unit consisting of 1 share and ½ warrant at $1.50 for two years.

Strathmore’s President and COO, David Miller, P. Geol., will be joining the Board of Yellowcake upon closing. Mr. Miller has over 25 years experience in the exploration and acquisition of mineral and uranium properties. Mr. Miller is also an elected member of the Wyoming Legislature, and has participated on committees and assignments on the Wyoming Energy Commission and the Energy Council.

Closing of the agreement is to take place within 90 days and is conditional on the parties agreeing to the terms of a definitive joint venture agreement, Yellowcake raising the $4 million USD and Yellowcake being satisfied as to the good standing of the property. As part of a concurrent restructuring, Yellowcake will cancel 56,000,000 affiliate shares held by a current director.

The uranium mining industry has experienced a major recovery as the price of uranium has increased over 900% in the past six years. Nuclear energy is a potential replacement for coal, petroleum and other greenhouse gas producing sources of energy The increased demand for worldwide energy and the resurgence of nuclear power has contributed to the demand for uranium. This represents an opportunity for the development of uranium properties. Wyoming is currently the largest U.S. uranium producer. More than 40% of the known available uranium reserves of the United States are located in Wyoming.

Strathmore Minerals Corp. is a Canadian based resource company specializing in the strategic acquisition, exploration and development of uranium properties. It is listed on the TSX Venture Exchange under the symbol “STM”.

Yellowcake (YCKM: OTC-BB) is an American based resource company dedicated to the acquisition of potential uranium properties within the United States. Yellowcake is focused on the United States due to its stable political climate and the fact that it is the largest consumer of uranium ore for nuclear power generation. The state of Wyoming is our current focal point, but other states, Texas in particular, are of interest to Yellowcake for exploration and property acquisition in the future. The data within the Conoco Files presents an opportunity for Yellowcake to evaluate historical drilling information and explore for properties with the potential to hold significant uranium reserves.

Contact:

Yellowcake Mining Inc.

Tel: (702)990-8489

LEGAL NOTICE REGARDING FORWARD LOOKING STATEMENTS

Statements in this news release that are not historical are forward looking statements. Forward looking statements in this news release include thatwe will option the Baggs properties in Wyoming from Strathmore; that David Miller will join our board; that we will sign joint venture documents with Strathmore; that we will be able to raise funds and fulfill other conditions precedent; that we will acquire uranium properties in the United States; and that we have the opportunity to explore for properties with uranium reserves . It is important to note that the Company’s actual outcomes may differ materially from those statements contained in this press release. Factors which may delay or prevent these forward looking statements from being realized include misinterpretation of data, that we may not be able to raise sufficient funds to complete the payment obligations or to acquire additional properties; that weather, new equipment may not perform as anticipated; logistical problems or hazards prevent us from exploration or from fulfilling our joint venture obligations once formed; that no uranium resource is available for exploitation on these properties; that we may not be able to attract or retain key employees or advisors in the current competitive environment; that results that have been found in any particular holes are not necessarily indicative of larger areas of our property; we may not be able to reach agreement with Strathmore on definitive agreements; and that despite encouraging data there may be no commercially exploitable mineralization on our properties. Readers should refer to the risk disclosures outlined in the disclosure of junior exploration reporting company reports filed from time to time with the Securities and Exchange Commission.